Exhibit 99.1

Jupai Reports Full Year 2019 Results

SHANGHAI — March 13, 2020 — Jupai Holdings Limited (“Jupai” or the “Company”) (NYSE: JP), a leading third-party wealth management service provider, focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China, today announced its unaudited financial results for the full year ended December 31, 2019.

FULL YEAR 2019 FINANCIAL HIGHLIGHTS

•                      Net revenues for the full year 2019 were RMB785.9 million (US$1112.9 million), a decrease of 40.5% from 2018.

(RMB ‘000, except percentages)	FY 2018	FY 2018%	FY 2019	FY 2019%	YoY Change %
One-time commissions	737,482	55.7%	318,854	40.5%	-56.8%
Recurring management fees	435,523	33.0%	338,647	43.1%	-22.2%
Recurring service fees	64,345	4.9%	114,542	14.6%	78.0%
Other service fees	84,394	6.4%	13,904	1.8%	-83.5%
Total net revenues	1,321,744	100.0%	785,947	100.0%	-40.5%

•                      Loss from operations for the full year 2019 was RMB136.7 million (US$19.6 million), a decrease of 14.5% from 2018.

•                      Net loss attributable to ordinary shareholders for the full year 2019 was RMB164.7 million (US$23.7 million), a decrease of 57.5% from 2018.

•                      Non-GAAP2 net loss attributable to ordinary shareholders for the full year 2019 was RMB154.5 million (US$22.2 million), compared to non-GAAP net income attributable to ordinary shareholders of RMB13.0 million in 2018.

FULL YEAR 2019 OPERATIONAL UPDATES

•                      Total number of active clients3 for the full year 2019 was 2,973.

•                      The aggregate value of wealth management products distributed by the Company for the full year 2019 was RMB9.8 billion (US$1.4 billion), a 67.5% decrease from 2018.

1  The U.S. dollars (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars (US$) in this press release is based on the noon buying rate on December 31, 2019, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB6.9618 to US$1.00. The percentages stated in this press release are calculated based on the Renminbi amounts.

2  Jupai’s non-GAAP financial measures are derived from adjusting the corresponding GAAP financial measures by excluding the effects of share-based compensation, amortization of intangible assets resulted from business acquisitions, impairment loss of investment in affiliates and impairment loss of goodwill in the periods presented.

3  “Active clients” for a given period refers to clients who purchase wealth management products distributed by Jupai at least once during that given period.

Wealth management products distributed by the Company - breakdown by product type

	Twelve months ended
	December 31, 2018		December 31, 2019
Product type	(RMB in millions, except percentages)
Fixed income products	8,560	28%	7,219	73%
Private equity products	19,038	63%	1,526	16%
Secondary market equity fund products	1,129	4%	291	3%
Other products	1,546	5%	791	8%
All products	30,273	100%	9,827	100%

•                      Jupai’s coverage network as of December 31, 2019 included 51 client centers covering 43 cities, as compared to 76 client centers covering 50 cities as of December 31, 2018.

•                      Total assets under management4 as of December 31, 2019 were RMB41.8 billion (US$6.0 billion), a 26.3% decrease from December 31, 2018.

Assets under management — breakdown by product type

	As of
	December 31, 2018		December 31, 2019
Product type	(RMB in millions, except percentages)
Fixed income products	19,846	35%	13,455	32%
Private equity products	34,033	60%	26,294	63%
Secondary market equity fund products	1,658	3%	929	2%
Other products	1,215	2%	1,147	3%
All products	56,752	100%	41,825	100%

“Our bottom-line performance showed further improvement over the fourth quarter of 2019, as our cost control measures continued to take effect,” said Mr. Jianda Ni, Jupai’s chairman of the board and chief executive officer. “However, our top-line performance for this quarter remained under pressure due to industry-wide headwinds. Although we started to see certain loosening of regulatory restrictions on privately-offered funds during the quarter, demand for wealth management products stayed weak as investors remain cautious on the overall market outlook for 2020.”

“Looking forward, we expect the market environment to be negatively affected by the coronavirus outbreak in the first quarter. We remain confident, however, in the long-term outlook for Jupai and for the overall wealth management industry, which has been reflected in our announcement of a US$10 million share repurchase program in late February. Jupai remains dedicated to executing on our core strategies of further strengthening our cost control efforts and increasing our operating efficiency, enhancing our product portfolio with differentiated products, and optimizing our risk control system and improving project transparency. We will also continue to seek potential growth opportunities from overseas business.”

4  “Assets under management” or “AUM” of Jupai refers to the amount of capital contributions made by investors to the funds managed by the Company, for which the Company is entitled to receive management fees. The amount of AUM of Jupai is recorded and carried based on the historical cost of the contributed assets instead of fair market value of assets for almost all AUM of Jupai. For assets denominated in currencies other than Renminbi, the AUM are translated into Renminbi upon their contribution, without interim value adjustments solely due to changes in foreign exchange rates. As a result, Jupai’s management fees for almost all its AUM are calculated based on the historical cost balance of the AUM.

Ms. Min Liu, Jupai’s chief financial officer, said, “Jupai achieved another sequential decline in operating expenses in the fourth quarter of 2019, thanks to our continuous efforts in implementing cost control measures. Specifically, cost of revenues declined by 14% and G&A expenses were down by 33%. We expect to be able to further reduce costs in the coming quarters as we continue to enhance operating efficiencies.”

FULL YEAR 2019 FINANCIAL RESULTS

Net Revenues

Net revenues for the full year 2019 were RMB785.9 million (US$112.9 million), a 40.5% decrease from 2018, primarily due to decreases in one-time commissions, recurring management fees and other service fees.

•                      Net revenues from one-time commissions for the full year 2019 were RMB318.9 million (US$45.8 million), a 56.8% decrease from 2018, primarily as a result of a decrease in the aggregate value of wealth management products distributed by the Company.

•                      Net revenues from recurring management fees for the full year 2019 were RMB338.6 million (US$48.6 million), a 22.2% decrease from 2018, primarily due to the decrease in the value of assets under management. RMB156.9 million (US$22.0 million) and RMB61.6 million carried interest was recognized as part of Jupai’s recurring management fees for the full year 2019 and 2018, respectively.

•                      Net revenues from recurring service fees for the full year 2019 were RMB114.5 million (US$16.5 million), a 78.0% increase from 2018, primarily because the Company provided ongoing services to more product suppliers. The Company recognized RMB2.1 million (US$0.3 million) and RMB0.3 million variable performance fees for the full year 2019 and 2018, respectively.

•                      Net revenues from other service fees for the full year 2019 were RMB13.9 million (US$2.0 million), an 83.5% decrease from 2018, primarily due to a decrease in sub-advisory fees collected from other companies.

Operating Costs and Expenses

Operating costs and expenses for the full year 2019 were RMB922.6 million (US$132.5 million), a decrease of 37.7% from 2018.

•                      Cost of revenues for the full year 2019 was RMB481.7 million (US$69.2 million), a decrease of 29.6% from 2018, primarily due to decreased compensation to wealth management advisors and client managers, as a result of the decrease in the aggregate value of wealth management products distributed by the Company and cost control measures the Company undertook.

•                      Selling expenses for the full year 2019 were RMB206.8 million (US$29.7 million), a decrease of 31.8% from 2018, primarily due to the decrease in marketing and promotion expenses as a result of cost control.

•                      General and administrative expenses for the full year 2019 were RMB265.5 million (US$38.1 million), a decrease of 3.4% from 2018.

•                      Other operating income (government subsidies) received by the Company for the full year 2019 was RMB31.4 million (US$4.5 million), a decrease of 35.5% from 2018. Government subsidies were recorded when received, with their availability and amount dependent upon government policies.

Operating margin for the full year 2019 was -17.4%, compared to -12.1% in 2018.

Income tax expenses for the full year 2019 were RMB52.9 million (US$7.6 million), a 59.2% decrease from 2018, primarily due to a decrease in taxable income.

Net Income

•                      Net Income

•                      Net loss attributable to ordinary shareholders for the full year 2019 was RMB164.7 million (US$23.7 million), a 57.5% decrease from 2018.

•                      Net margin attributable to ordinary shareholders for the full year 2019 was -21.0%, compared to -29.3% in 2018.

•                      Net loss attributable to ordinary shareholders per basic and diluted American depositary share (“ADS”) for the full year 2019 was RMB4.90 (US$0.70) and RMB4.90 (US$0.70), respectively, as compared to RMB11.60 and RMB11.60, respectively, in 2018.

•                      Non-GAAP Net Income

•                      Non-GAAP net loss attributable to ordinary shareholders for the full year 2019 was RMB154.5 million (US$22.2 million), as compared to non-GAAP net income attributable to ordinary shareholders of RMB13.0 million in 2018.

•                      Non-GAAP net margin attributable to ordinary shareholders for the full year 2019 was -19.7%, as compared to 1.0% in 2018.

•                      Non-GAAP net loss attributable to ordinary shareholders per diluted ADS for the full year 2019 was RMB4.60 (US$0.66), as compared to non-GAAP net income attributable to ordinary shareholders per diluted ADS of RMB0.37 in 2018.

Balance Sheet and Cash Flow

As of December 31, 2019, the Company had RMB712.3 million (US$102.3 million) in cash, cash equivalents and restricted cash, compared to RMB1,302.6 million as of December 31, 2018.

Net cash used in operating activities for the full year 2019 was RMB224.6 million (US$32.3 million).

Net cash used in investing activities for the full year 2019 was RMB365.7 million (US$52.5 million).

Net cash provided by financing activities for the full year 2019 was RMB29.6 thousand (US$4.3 thousand).

CONFERENCE CALL

Jupai’s management will host an earnings conference call on March 13, 2020 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-845-675-0437 or +1-866-519-4004
Hong Kong:	+852-3018-6771 or 800-906-601
Mainland China:	400-620-8038 or 800-819-0121
Singapore:	+65-6713-5090
Passcode:	7177755

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until March 21, 2020:

U.S./International:	+1-855-452-5696
Hong Kong:	800-963-117
Mainland China:	400-632-2162
Singapore:	800-616-2305
Passcode:	7177755

Additionally, a live and archived webcast will be available at http://jupai.investorroom.com.

DISCUSSION OF RECENTLY ADOPTED ACCOUNTING STANDARD

Starting from January 1, 2019, the Company adopted Accounting Standards Update (ASU) 2016-02, Leases (Topic 842), which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use (“ROU”) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. The Company adopted the new guidance using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application and not restating comparative periods. The most significant impact was the recognition of ROU assets and lease liabilities for operating leases. The Company also elected the package of practical expedients, which among other things, does not require reassessment of lease classification.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation and amortization of intangible assets related to acquisition, impairment loss of investment in affiliates and impairment loss of goodwill in the periods presented. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures as set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation, amortization of intangible assets related to acquisition, impairment loss of investment in affiliates and impairment loss of goodwill in the periods presented, to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income attributable to ordinary shareholders, non-GAAP net income attributable to ordinary shares per diluted ADS and non-GAAP net margin attributable to ordinary shareholders provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares, share options and amortization of intangible assets related to acquisition, impairment loss of investment in affiliates and impairment loss of goodwill in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

ABOUT JUPAI HOLDINGS LIMITED

Jupai Holdings Limited (“Jupai”) (NYSE: JP) is a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China. Jupai’s comprehensive and personalized client service and broad range of carefully selected third-party and self-developed products have made it a trusted brand among its clients. Jupai maintains extensive and targeted coverage of China’s high-net-worth population.

For more information, please visit http://jupai.investorroom.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Jupai’s strategic and operational plans, contain forward-looking statements. Jupai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jupai’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the goals and strategies of the Company and the Company’s ability to manage its growth and implement its business strategies; future business development, financial condition and results of operations of the Company; condition of the wealth management market in China and internationally; the demand for and market acceptance of the products the Company distributes; the Company’s ability to maintain and further grow its active high-net-worth client base and maintain or increase the amount of investment by clients; developments in relevant government policies and regulations relating to the Company’s industry and the Company’s ability to comply with those policies and regulations; the Company’s ability to attract and retain quality employees; the Company’s ability to adapt to potential uncertainties in China’s real estate industry and stay abreast of market trends and technological advances; the results of the Company’s investments in research and development to enhance its product choices and service offerings; general economic and business conditions in China; and the Company’s ability to protect its reputation and enhance its brand recognition. Further information regarding these and other risks is included in Jupai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Jupai does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under applicable law.

Contacts:

Jupai Holdings Limited

Harry He

Director of Investor Relations

Jupai Holdings Limited

Phone: +86 (21) 5226 5819

Email: ir@jpinvestment.cn

Philip Lisio

The Foote Group

Phone: +86 (10) 8429 9544

Email: Jupai-IR@thefootegroup.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Jupai Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In RMB, except for USD data)

	As of
	December 31,	December 31,	December 31,
	2018	2019	2019
	RMB	RMB	USD
Assets
Current assets:
Cash and cash equivalents	1,298,565,042	711,205,698	102,158,306
Restricted cash	4,000,000	1,100,000	158,005
Short-term investments	4,723,612	—	—
Accounts receivable	39,633,035	—	—
Other receivables	20,493,145	14,125,535	2,029,006
Amounts due from related parties	199,331,694	95,193,003	13,673,619
Other current assets	15,320,791	4,984,541	715,985
Total current assets	1,582,067,319	826,608,777	118,734,921
Long-term investments	58,950,000	228,950,000	32,886,610
Investment in affiliates	67,262,431	107,541,000	15,447,298
Amounts due from related parties — non-current	48,626,353	229,117,743	32,910,705
Property and equipment, net	36,267,042	27,834,760	3,998,213
Intangible assets, net	58,124,608	38,250,479	5,494,338
Goodwill	297,031	—	—
Other non-current assets	27,914,021	17,886,020	2,569,166
Right-of-use assets	—	68,950,101	9,904,062
Deferred tax assets	100,985,228	4,608,063	661,907
Total Assets	1,980,494,033	1,549,746,943	222,607,220

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	116,653,658	58,318,063	8,376,866
Income tax payable	227,537,993	82,800,208	11,893,506
Other tax payable	43,009,523	695,081	99,842
Amounts due to related parties — current	31,105,111	19,439,664	2,792,333
Deferred revenue from related parties	111,720,785	42,053,959	6,040,673
Deferred revenue	18,949,097	35,674,503	5,124,322
Other current liabilities	39,929,945	78,201,072	11,232,881
Total current liabilities	588,906,112	317,182,550	45,560,423
Deferred revenue — non-current from related parties	22,096,306	4,917,845	706,404
Deferred revenue — non-current	2,144,593	311,651	44,766
Operating Lease Liabilities — non-current	—	28,518,789	4,096,468
Deferred tax liabilities	198,187	—	—
Total Liabilities	613,345,198	350,930,835	50,408,061
Equity	1,367,148,835	1,198,816,108	172,199,159
Total Liabilities and Total Shareholders’ Equity	1,980,494,033	1,549,746,943	222,607,220

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In RMB, except for USD data and ADS data)

	Twelve months ended
	December 31,	December 31,	December 31,
	2018	2019	2019
	RMB	RMB	USD
Revenues
Third party revenues	335,246,612	387,870,253	55,714,076
Related party revenues	990,820,793	402,889,899	57,871,513
Total revenues	1,326,067,405	790,760,152	113,585,589
Taxes and surcharges	(4,323,742)	(4,812,940)	(691,336)
Net revenues	1,321,743,663	785,947,212	112,894,253

Operating costs and expenses:
Cost of revenues	(684,558,659)	(481,746,067)	(69,198,493)
Selling expenses	(303,170,575)	(206,777,405)	(29,701,716)
General and administrative expenses	(274,782,664)	(265,527,496)	(38,140,638)
Impairment loss of goodwill	(267,917,575)	—	—
Other operating income — government subsidies	48,742,897	31,429,802	4,514,609
Total operating cost and expenses	(1,481,686,576)	(922,621,166)	(132,526,238)
Loss from operations	(159,942,913)	(136,673,954)	(19,631,985)

Gain from deconsolidation of subsidiaries	561,528	—	—
Interest income	3,990,096	6,136,600	881,467
Investment (loss) income	(292,384)	12,627,142	1,813,775
Other income	4,227,896	3,409,000	489,673
Total other income	8,487,136	22,172,742	3,184,915
Loss before taxes and loss from equity in affiliates	(151,455,777)	(114,501,212)	(16,447,070)
Income tax expense	(129,855,367)	(52,944,639)	(7,605,021)
Loss from equity in affiliates	(113,486,155)	(5,015,063)	(720,369)
Net loss	(394,797,299)	(172,460,914)	(24,772,460)
Net loss attributable to non-controlling interests	7,053,281	7,774,839	1,116,786
Net loss attributable to ordinary shareholders	(387,744,018)	(164,686,075)	(23,655,674)

Net loss per ADS:
Basic	(11.60)	(4.90)	(0.70)
Diluted	(11.60)	(4.90)	(0.70)
Weighted average number of ADSs used in computation:
Basic	33,413,485	33,615,983	33,615,983
Diluted	33,413,485	33,615,983	33,615,983

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In RMB, except for USD data)

	Twelve months ended
	December 31,	December 31,	December 31,
	2018	2019	2019
	RMB	RMB	USD
Net loss	(394,797,299)	(172,460,914)	(24,772,460)
Other comprehensive loss, net of tax:
Change in cumulative foreign currency translation adjustment	12,501,586	(3,245,903)	(466,245)
Other comprehensive income	12,501,586	(3,245,903)	(466,245)
Comprehensive loss	(382,295,713)	(175,706,817)	(25,238,705)
Less: Comprehensive loss attributable to non-controlling interests	(6,934,658)	(7,748,689)	(1,113,029)
Comprehensive loss attributable to ordinary shareholders	(375,361,055)	(167,958,128)	(24,125,676)

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data and percentages)

	Twelve months ended
	December 31,	December 31,
	2018	2019
	RMB	RMB
Net margin attributable to ordinary shareholders	-29.3%	-21.0%
Adjusted net margin attributable to ordinary shareholders (non-GAAP)	1.0%	-19.7%

Net loss attributable to ordinary shareholders	(387,744,018)	(164,686,075)
Adjustment for share-based compensation (net of tax effect of nil for both years ended December 31, 2018 and 2019)	18,108,942	9,583,596
Adjustment for amortization of intangible assets related to acquisition (net of tax effect of RMB4,642,486 and RMB196,316 for years ended December 31, 2018 and 2019, respectively)	13,927,456	588,954
Adjustment for impairment loss of investment in affiliates (net of tax effect of nil for both years ended December 31, 2018 and 2019)	100,756,194	—
Adjustment for impairment loss of goodwill (net of tax effect of nil for both years ended December 31, 2018 and 2019)	267,917,575	—
Adjusted net income (loss) attributable to ordinary shareholders (non-GAAP)	12,966,149	(154,513,525)

Net loss attributable to ordinary shareholders per ADS, diluted	(11.60)	(4.90)
Adjusted net income (loss) attributable to ordinary shareholders per ADS, diluted (non-GAAP)	0.37	(4.60)

Weighted average number of ADSs used in computation:
Diluted	35,035,842	33,615,983